Exhibit 4.01

DESCRIPTION OF UNITS OF

LIMITED PARTNERSHIP INTEREST

The following description summarizes certain terms of units of limited partnership interest of Morgan Stanley Smith Barney Spectrum Select L.P. (the “Partnership”). As of December 31, 2019, the Partnership had one class of limited partnership interest units registered under Section 12 of the Securities Exchange Act of 1934, as amended.

This description does not purport to be complete and is qualified in its entirety by reference to the Eighth Amended and Restated Limited Partnership Agreement of the Partnership, dated as of December 8, 2017 (the “Partnership Agreement”), as amended or restated from time to time, which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read the Partnership Agreement and the applicable provisions of Delaware law for additional information.

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Units of Limited Partnership Interest is attached as an exhibit.

Description of the Units

Units of limited partnership interest (the “Units”) are offered as of the last day of each month. Investors must subscribe for Units prior to the month-end closing date, investors will not know the actual per Unit purchase price until after the monthly closing has occurred. The purchase price of each Unit will be equal to 100% of the Partnership’s net asset value per Unit as of the month-end closing date. Units are offered to investors who have a brokerage account with Morgan Stanley & Co. Incorporated.

Distributions

No distributions have been made by the Partnership since it commenced trading operations on August 1, 1991. The General Partner has sole discretion to decide what distributions, if any, will be made to limited partners. The General Partner does not intend to declare distributions in the foreseeable future.

Redemptions

Generally, a limited partner may redeem some or all of his or her Units as of the end of each month (a “Redemption Date”) by requesting that his or her financial advisor or private wealth advisor provide a request for redemption to the General Partner by no later than 3:00 p.m. New York City time, on the last day of the month in which the redemption is to be effective.

Limited partners may not redeem their Units until the limited partner has been an investor for at least six months. If an investor redeems their Units within 24 months after the Units are purchased, the investor will pay a redemption charge, except in defined circumstances. Units are not subject to a redemption charge after limited partners have owned them for over 24 months. Unless a limited partner is redeeming their entire interest in the Partnership, redemptions may only be made in whole Units, with a minimum of 50 Units required for each redemption.

Exchanges

Limited partners may redeem their Units in the Partnership after the limited partner has been an investor for six months and use the proceeds to purchase Units in one or more of the other partnerships in the Spectrum Series at a price equal to 100% of the net asset value per Unit, without incurring any redemption or other charge on the transaction; provided that additional conditions are satisfied and the limited partners have redeemed their Units according to the Partnership Agreement. In order to effect an exchange, limited partners must send a Subscription and Exchange Agreement to a Morgan Stanley & Co. Incorporated branch office, and that agreement must be forwarded by the branch office and be received by the General Partner by 3:00 p.m., New York City time, on the applicable exchange date.

Restrictions on Transfers or Assignments

While a limited partner may transfer or assign his or her Units, the transferee or assignee may not become a limited partner without the written consent of the General Partner. A limited partner may only withdraw capital or profits from the Partnership by redeeming Units. The General Partner may withdraw any portion of its interest in the Partnership that exceeds the amount required under the Partnership Agreement without prior notice to or consent of the limited partners. In addition, the General Partner may withdraw or assign its entire interest in the Partnership if it gives 120 days’ prior written notice to the limited partners.

Any transfer or assignment of Units by a limited partner will take effect at the end of the month in which the transfer or assignment is made, subject to the following conditions. The General Partner is not required to recognize a transfer or assignment until it has received at least 30 days’ prior written notice from the limited partner. The notice must be signed by the limited partner and include the address and social security or taxpayer identification number of the transferee or assignee and the number of Units transferred or assigned. A transfer or assignment of less than all Units held by a limited partner cannot occur if as a result either party to the transfer or assignment would own fewer than the minimum number of Units required for an investment in the Partnership (subject to certain exceptions relating to gifts, death, divorce, or transfers to family members or affiliates). The General Partner will not permit a transfer or assignment of Units unless it is satisfied that the transfer or assignment would not be in violation of Delaware law or applicable federal, state, or foreign securities laws; and notwithstanding such transfer or assignment, the Partnership will continue to be classified as a partnership rather than as an association taxable as a corporation under the Code. No transfer or assignment of Units will be effective or recognized by the Partnership if the transfer or assignment would result in the termination of the Partnership for U.S. federal income tax purposes, and any attempt to transfer or assign Units in violation of the Partnership Agreement will be ineffective.

Voting Rights

Amendments; Meetings

The Partnership Agreement may be amended by the General Partner and by limited partners owning more than 50% of the Units. No amendment may be made to the Partnership Agreement without the consent of all limited partners affected if that amendment would reduce the capital account of any limited partner, modify the percentage of profits, losses, or distributions to which any limited partner is entitled, or change or alter the provisions of the Limited Partnership Agreement relating to amendments requiring the consent of all limited partners. Limited partners owning at least 10% of the Units may request a meeting to consider any matters upon which limited partners may vote.

At any meeting of the limited partners, the following actions may be taken upon the affirmative vote of limited partners owning more than 50% of the Units: (i) amend the Partnership Agreement; (ii) dissolve the Partnership; (iii) remove and replace the General Partner; (iv) elect a new general partner or general partners if the General Partner terminates or liquidates or elects to withdraw from the Partnership, or becomes insolvent, bankrupt or is dissolved; (v) terminate any contract with the General Partner or any of its affiliates on 60 days’ prior written notice; and (vi) approve the sale of all or substantially all of the assets of the Partnership.

Any of the foregoing actions may also be taken by limited partners without a meeting, without prior notice, and without a vote, by means of written consents signed by limited partners owning the required number of Units.

Removal of General Partner

The General Partner may be removed and replaced as the general partner of the Partnership upon the affirmative vote (which may be in person or by proxy) of limited partners owning more than 50% of the Units then owned by limited partners.

3